SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For November 24, 2014

ASML Holding N.V.

De Run 6501

5504 DR Veldhoven

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibits

99.1	“ASML Outlines Long-Term Growth Opportunity at Investor Day; Receives First Order for EUV Production Systems”, press release date November 24, 2014

99.2	“Creating value for all stakeholders”, presentation dated November 24, 2014

99.3	“Many ways to shrink: The right moves to 10 nanometer and beyond”, presentation dated November 24, 2014

99.4	“DUV”, presentation dated November 24, 2014

99.5	“Holistic Lithography”, presentation dated November 24, 2014

99.6	“EUV”, presentation dated November 24, 2014

99.7	“Market Update”, presentation dated November 24, 2014

99.8	“Financial Model”, presentation dated November 24, 2014

99.9	“Closing Remarks”, presentation dated November 24, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASML HOLDING N.V. (Registrant)

Date: November 24, 2014	By:	/s/ Peter T.F.M. Wennink
Peter T.F.M. Wennink
Chief Executive Officer